ทะเบียนเลขที่ บมจ. 53-382



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 248 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611





05009468

July 4, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Crude Oil Production for Nang Nuan Project

Reference is made to PTTEP Siam Limited or PTTEPS (an affiliate of PTT Exploration and Production Public Company Limited or PTTEP with shareholdings by PTTEP and PTTEP Offshore Investment Company Limited of 49% and 51% respectively), which is the Operator and holds a 100% interest in Nang Nuan Project (Block No. B6/27). The Nang Nuan project is located in the Gulf of Thailand, approximately 25 kilometers offshore from Chumphon province, covering an area of 1,306 square kilometers.

PTTEP wishes to announce that in June the Company started to produce crude oil from Nang Nuan project at the production rate of approximately 3,100 barrels per day from one production well. In 2006, the Company plans to drill two additional exploration and production wells to increase its crude oil reserves and increase production.

Crude oil production from the Nang Nuan project will help in satisfying the growing energy demand of the country, and will also help in reducing crude oil imports from abroad in order to reduce Thailand's expenditure in foreign currencies.

Yours sincerely,

Maroot Mrigadat

President

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